

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

April 21, 2022

Anyoline De Jesus De Perez
President, Treasurer and Secretary
Metaterra Corp.
Calle Principal 54, Munoz
Puerto Plata, Dominican Republic 57000

> **Re: Metaterra Corp.**
> **Registration Statement on Form S-1**
> **Filed March 23, 2022**
> **File No. 333-263777**

Dear Ms. De Jesus De Perez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed March 23, 2022

"We Have Not Identified Any Customers ... ", page 6

1.  We note your statement that "[w]e have identified just two customer[s] who prepaid us for auto parts to date and we cannot guarantee that we will ever have any new customers." Please disclose the amount of the customers' prepayment, whether it is one-time order or an order for parts on a recurring basis, and your delivery obligations to such customers. Please also disclose whether these customers are individuals or businesses, and to the extent that your business plan contemplates sales to retail or businesses, please revise the appropriate sections of your prospectus to state as much. Additionally, to the extent that you have entered into contracts with your two customers, please revise to state as much and file such agreements as exhibits or tell us why you are not required to do so. Please refer to Item 601(b)(10) of Regulation S-K.

<u>Directors, Executive Officers, Promoter and Control Persons, page 24</u>

2.      We note your statement that "[f]or the last 10 years Ms. De Jesus De Perez, has been managing [her] own car rental business in the Dominican Republic."  Please revise to provide all of the information required by Item 401(e) of Regulation S-K.

<u>Certain Relationships and Related Transactions, page 26</u>

3.      We note your statement that "[o]ther than Ms. De Jesus De Perez' purchase of founders shares from the Company as stated below, there is nothing of value (including money, property, contracts, options or rights of any kind), received or to be received, by Ms. De Jesus De Perez, directly or indirectly, from the Company."  However, we also note your statement that "[a]s of December 31, 2021, the Company had $2,084 cash and our liabilities were $825, comprising $825 owed to Anyoline De Jesus De Perez ... ."  Please reconcile.

<u>Item 16. Exhibits, page II-2</u>

4.      Please file an opinion of counsel regarding the legality of the securities being registered and the corresponding consent of counsel.  Please refer to Item 601(b)(5)(i) and Item 601(b)(23)(i) of Regulation S-K.

<u>General</u>

5.      It appears that you may be a shell company, as that term is defined in Rule 405 of the Securities Act, based on the fact that you have no or nominal operations and nominal assets consisting solely of cash and cash equivalents.  Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status or otherwise provide us with a detailed legal analysis explaining why you are not a shell company.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact James Giuliano at (202) 551-3319 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters.  Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:    Robert J. Zepfel